SOLVAY

SOLVAY

SECRETARIAT GENERAL - CORPORATE COMMUNICATIONS

SG-CC : MJT

03007357

SEC MAIL RECEIVED PROCESSING
FEB 2 4 2003
WASH. D.C. 155 SECTION

The Securities and Exchange Commission
Division of Corporate Finance
Room 3094 (3-6)

450 Fifth Street, N.W.

USA - WASHINGTON, D.C. 20549
(United States)

Brussels, February 20, 2003

Attention : Special Counsel/Office of International Corporate Finance

SUPPL

Dear Sirs,

PROCESSED
APR 01 2003
THOMSON
FINANCIAL

Reference : 82-2691

This letter is furnished to the Securities and Exchange Commission ("SEC") to update the filing made in order to establish the exemption from the Securities Exchange Act of 1934 (the "Exchange Act") afforded by rule 12g3-2(b) thereunder for the common stock (no par value) of Solvay S.A. (formerly Solvay & Cie S.A.) ("the Company").

Attached is copy of the latest press releases issued by the Company.

This information is being furnished under paragraph (b) (l) (I) of Rule 12g3-2 under the Exchange Act, with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documentation shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

Enclosure

dlw 3/20

Marie-Jeanne Marchal,
External & Financial Communications Officer

Marie-Jeanne.Marchal@Solvay.com
Tel : 32/2/509 68 27

82-2691

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Embargo : Brussels, 11 February 2003 at 8 :00 am

SOLVAY GROUP HAS EXCELLENT YEAR IN 2002
PRELIMINARY 2002 EARNINGS SHOW INCREASE OF 23%

- **Significant increase in Plastics and Pharmaceuticals earnings**
- **First year of consolidation of Solvay Solexis (ex-Ausimont) results**
- **Record consolidated net income of EUR 496 million**
- **Record consolidated cash flow of more than EUR 1.1 billion**

The Solvay Group completed the year 2002 with **net current earnings** of EUR 496 million, up 23% from the 2001 result of EUR 403 million, despite a difficult world economy.

With **EBIT** growth of 23%, despite a drop in **sales** of 9%, the Group strongly improved its EBIT margin on sales, which went from 7.2% in 2001 to 9.7% in 2002. This growth was primarily the result of the implementation of the Group's major strategic decisions, which significantly improved the quality of its portfolio of activities.

EBIT trend varied among the sectors. The results of the *Pharmaceuticals* Sector increased by 13%. The *Plastics* Sector recorded a very significant improvement in its results compared to the weak performance of 2001, thanks among others to the contribution of Solvay Solexis and progress in vinyls. The Processing Sector EBIT also increased (by 7%), while the *Chemicals* Sector EBIT declined 18%, affected primarily by reductions in caustic soda prices.

Geopolitical uncertainties limit the visibility for 2003, and more particularly in the beginning of the year, and it will be necessary to remain vigilant. The greater and greater contribution of Pharmaceuticals and Specialties products, combined with the strengthening of competitiveness in Essential Products, should permit the Solvay Group to be well positioned to face future challenges.

SOLVAY GROUP– CONSOLIDATED RESULTS

(including minority interests)	MILLIONS OF EUR		2002 /2001 (EUR)	MILLIONS OF USD (1)
	2001	2002 (2)	Δ%	2002 (2)
Sales	8 725	7 918	-9%	8 304
Gross margin	2 444	2 643	+8%	2 772
EBIT	628	772	+23%	810
Net debt expenses	-90	-68	-24%	-71
Current taxes	-135	-170	+26%	-178
Polyethylene – accounted for under equity method(3)	-	-38	n.s.	-40
Net current earnings (4)	403	496	+23%	520
Net extraordinary items	0	0	-	0
Net earnings	403	496	+23%	520
Depreciation and amortization	522	611	+17%	641
Cash flow	925	1 107	+20%	1 161
Capital expenditures	2 627(5)	680	n.s.	713
Research and Development	341	397	+16%	416

(1) 1 EUR = 1.0487 USD (31 December 2002)
(2) Unaudited figures: The financial information contained in this release has not been certified by the auditor (commissaire-réviseur).
(3) The Group's interest in the high density polyethylene joint ventures with BP have been recorded under the equity method in the 2002 financial statements.

Sales for the year 2002 amounted to EUR 7,918 million, down 9% from 2001. This decrease is primarily due to changes in the perimeter of consolidation – treating the results of the high density polyethylene joint ventures with BP under the equity method and the sale of air-intake systems together accounted for a decrease of sales of EUR 1,392 million. This was not completely compensated for by the inclusion of ex-Ausimont activities (+ EUR 461 million). In addition, variations in exchange rates, particularly the devaluation of the Argentinean peso and, in the second half of 2002, the negative impact of the US dollar, translated into a reduction of 4.4% in sales.

Net debt expenses amounted to EUR 68 million, down 24% from 2001. This decrease resulted, for the most part, from currency gains (EUR 24 million) among others from the sale of a foreign exchange cover in Argentina, which became superfluous with the forced conversion of our US dollar debt in that country into pesos.

Current taxes increased 26%. The average tax rate was 24%.

Regarding the high density polyethylene joint ventures with BP, the results of the Group's share were treated under the equity method. The second half of the year saw an improvement in the US HDPE situation, while European results were very poor. The restructuring carried out in Europe in 2002 should permit the joint venture to better cope with the difficult market conditions.

The negligible balance of **extraordinary items** is made up on the one hand of exceptional income stemming for the most part from the sale of the American marketing rights to Teveten® hypertension medication, the reversals of excess tax accruals and the sale of assets and investments, and on the other hand of extraordinary charges related to amortization of intangible Luvox® assets following that product's voluntary withdrawal from the US market, adjustments to provisions for losses on mandatory divestitures required in connection with the Ausimont acquisition, restructurings and extraordinary goodwill amortization (Pipelife included) and depreciation of assets which no longer have economic utility.

Net earnings, like net current earnings, amounted to EUR 496 million, up 23%.

Depreciation and amortization increased 17%, essentially as a result of extraordinary amortization and depreciation. **Cash flow** reached a record, surpassing one billion EUR (EUR 1,107 million), up 20% from 2001.

Consolidated net **leverage** remains very healthy at the end of the year, with a "net debt to equity" ratio lower than 30%.

RESULTS PER SHARE

Performance per share	EUR/SHARE		2002/2001	*USD/SHARE* (1)
	2001	2002 (2)	Δ%	2002 (2)
Net current earnings	**4.72**	**5.53**	**+17%**	**5.80**
Net earnings	4.72	5.53	+17%	5.80
Cash flow	10.82	12.72	+18%	13.34
Number of shares (000)	84,445	84,610	n.s.	84,610

(1) EUR = 1.0487 USD (31 December 2002), (2) Unaudited figures

Minority interests (EUR 29 million) included preferred dividends linked to an EUR 800 million financing for the Ausimont acquisition (EUR 23 million). **Net current earnings** were 5.53 EUR per share, up 17% from 2001, reflecting the increase in the Group's overall earnings.

THE SOLVAY GROUP'S CHANGE STRATEGY

The earnings of the ex-Ausimont activities, included in the Group's consolidated results from January 1, 2002, surpassed our expectations. Fluoropolymers, elastomers and fluorinated fluids were combined, with Solvay's fluoropolymers, in a new business, Solvay Solexis, a part of the Specialty Polymers Strategic Business Unit in the Plastics Sector. These activities accounted for the largest part of the 2002 earnings from the Ausimont businesses; Earnings from the chemical derivatives and specialty chemicals businesses are included in the appropriate Strategic Business Units of the Chemicals Sector.

Millions of EUR	Sales			EBIT		
SECTORS	2001	2002 (1)	2002 / 2001 Δ%	2001	2002 (1)	2002 / 2001 Δ%
Pharmaceuticals	1769	1,863	+5%	[illegible]	[illegible]	[illegible]

PHARMACEUTICALS SECTOR
Results up by 13% in 2002
Intensification of R&D program

- Pharmaceutical Sector sales increased by 5% in 2002. At constant exchange rates, sales would have increased by 9%.
  - All therapeutic areas improved (gynecology / andrology by +10%, gastroenterology by +7% and cardiology by +21%), except for mental health (down -11%).
  - American sales continued their growth: up 5% in EUR (up 11% in USD), despite the voluntary withdrawal of LUVOX® tablets in April 2002. Sales of Androgel® hormone therapy, a patent on the formulation and administration of which was received in 2002, increased 51% in EUR (or +58% in USD). Sales of Prometrium® medication grew 9% in EUR (or +15% in USD). Sales of Estratest® tablets increased 4% in EUR (10% in USD) over the course of the year. However, sales of this product decreased by 14% in EUR (-3% in USD) during the second half of the year compared to the second half of 2001, following the publication in early July 2002 of two American studies on the long-term effects of certain female hormone therapies not forming a part of the Solvay portfolio.
    Discussions continue with the FDA regarding the improvement of application procedures.
  - In other areas of the world, Teveten® hypertension medication, commercialized by Solvay outside the US, registered a remarkable increase of +49% in sales. Pantoloc®[1], marketed in Canada for heartburn, increased 24% and exceeded EUR 100 million in sales. Export sales increased well (+20%), particularly sales to Central and Eastern Europe, which offset slower growth in Western Europe. Sintofarma in Brazil continued to develop.
- In 2002, the Group also intensified its R&D program, increasing expenditures 22% compared to 2001. In particular, Solvay Pharmaceuticals actively pursued Phase III clinical trials of cilansetron, intended for treatment of irritable bowel syndrome. In parallel, other clinical trials were conducted of tedisamil, now in Phase III and intended to treat cardiac arrhythmia, of SLV 306, in Phase II, for hypertension and congestive heart failure, and of DU127090, with Lundbeck, for treatment of psychosis and Parkinson's Disease. In 2002, Solvay also enhanced its R&D portfolio with the acquisition of worldwide rights (excluding Japan) to cetrorelix, in Phase II for the treatment of endometriosis and uterine fibroids as well as benign prostate hypertrophy.
- The results of the Pharmaceuticals Sector (EUR 230 million) increased by 13% in EUR. The EBIT on sales margin for the sector continued to improve.

CHEMICAL SECTOR
Results down 18% from 2001
Satisfactory soda ash performance
Recent recovery of caustic soda after appreciable deterioration in 2002

- *Soda ash* activities benefited in 2002 from relatively satisfactory market conditions. European operations experienced good demand. American supply and demand gradually came more into balance but the market remains subject to strong competitive pressures.
- The results of the *electrochemistry and derivative specialties* activities were down following a significant drop in caustic soda prices in 2002 compared to the high levels of 2001. There has been, however, an improvement in prices since the end of 2002.
- Favorable climate conditions and the first synergies from the Esco joint venture contributed to improvement in results in *Salt*.
- *Peroxides* results remained under pressure, although Europe experienced slight improvement.
- *Fluorinated* Specialty Chemicals experienced unfavorable market conditions throughout 2002.
- *Barium and strontium carbonates* also faced difficult market conditions.

PLASTICS SECTOR

Results have more than trebled

Integration of Solvay Solexis' fluorinated specialties (polymers, elastomers and fluids)

Improvement in vinyls

- *Vinyls'* results improved in 2002 thanks to Solvay Indupa's greater competitiveness following the devaluation of the Argentine peso and thanks to satisfactory demand in Europe and Asia.
- Conditions in the *Specialty Polymers* market were more difficult in 2002 than in the two previous years, because of weakening in certain important markets (electronics, telecommunications, aerospace, etc.). Nevertheless, certain polymers such as PVDC (a barrier resin) and fluoroelastomers (for high-performance applications) experienced satisfactory gains in 2002.
- *Performance compounds* of PP and HDPE had favorable volumes and margins, while PVC compounds were under significant pressure as a result of increases in PVC prices.

PROCESSING SECTOR

7% increase in earnings

- *Inergy Automotive Systems* (a 50/50 fuel systems joint venture with Plastics Omnium) sold more than 11.5 million fuel systems in 2002, a 9% increase from 2001. In 2002, Inergy multiplied its initiatives aimed at reinforcing its leadership as a global supplier of fuel systems meeting the most demanding specifications.
- The results of *Pipelife* (a 50/50 joint venture with Wienerberger in pipes and fittings) improved thanks to significant restructuring efforts throughout the world and to a selective policy of recentering its activities. The pipe business, however, was under strong competitive pressure in Europe.
- *Industrial films* registered satisfactory performance given the significant increase in raw-material prices, thanks to the reinforcement of its leadership position in Specialties (such as films for laminates, printed films for swimming pools and medical films).

CAPITAL INVESTMENT AND RESEARCH AND DEVELOPMENT

In 2002, investments amounted to 680 million EUR, taking into account a rigorous selection of projects in the various sectors. R&D expenditures were 397 million EUR, including EUR 270 million (68% of the total) for the Pharmaceuticals Sector. The 2003 capital expenditure and R&D budgets are 843 million EUR and 421 million EUR respectively. In 2003, the Pharmaceuticals Sector research effort should represent 69% of the Group's R&D expenditures.

QUARTERLY PUBLICATION OF RESULTS AND ADOPTION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

The 2002 Solvay Group financial statements are presented in accordance with Belgian accounting standards (Belgian GAAP). Beginning in 2003, the Solvay Group will publish results under IFRS (International Financial Reporting Standards) and on a quarterly basis. Pro-forma 2002 statements restated under IFRS will be published in the 2002 annual report, available on the Internet (www.solvay-investors.com) at the end of March 2003.

*****

Key financial communication dates during 2003:

- March 28: final 2002 results
- End of March: publication of 2002 annual report on the Internet at www.solvay-investors.com
- April 30: first quarter results and annual meeting with analysts and investors
- June 5: Annual General Meeting of Shareholders
- July 31: Second quarter results
- October 31: Third quarter results.

For further information: **Solvay Investor Relations**
Tel. 32-2-509.60.16, fax 32-2-509.7240. investor.relations@solvay.com, Website: www.solvay-investors.com

82-2691

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

February 11, 2003 – for immediate release

SOLVAY LAUNCHES ITS NEXT GENERATION INTERNET GATEWAY

Solvay announces today the launch of its next generation corporate web site, resulting from the Group's steady commitment to constructive exchanges with its partners and audiences through the Internet. As a corporate portal, www.solvay.com promotes and details the Group's strategy as well as its Mission, Vision and Values. Furthermore, it provides gateway to a number of specialized Solvay websites, some thirty of which went live in recent months. These new sites serve specific interests: for instance, www.solvaypress.com aims to provide an extensive and free-access toolbox for journalists, including high resolution downloadable pictures, to facilitate the professional coverage of Solvay news.

Specific portals have been set up to respond to the needs of the Group's business partners in the chemicals and plastics sectors (www.solvaychemicals.com and www.solvayplastics.com). They also provide cascading links to market or product-dedicated web sites and transactional facilities, where customers can monitor their orders and re-order on separate, secured, sites.

All of Solvay's corporate web sites are being thoroughly revamped to improve functionality, usability, interactivity, navigation and aesthetics. The new and renovated sites are based on state-of-the art content management technology, which enhance the ability of Solvay's web masters to promptly provide more extensive and up-to-date information material.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs more than 30,000 people in 50 countries. In 2002 its consolidated sales amounted to EUR 7.9 billion, generated by its four sectors of activity: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed in the Euronext 100 index of top European companies. For further information please consult: www.solvay.com;

For further information please contact :
SOLVAY S.A. Headquarters
Martial Tardy
Corporate Press Officer
Telephone : 32/2/509.72.30
E-mail : martial.tardy@solvay.com
Internet : www.solvaypress.com

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

82-26-91

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

SOLVAY

PRESS RELEASE

Embargo : January 30, 2003 at 8:30 AM (Brussels time)

SOLVAY PHARMACEUTICALS BUILDS NEW FACTORY FOR CELL-CULTURED INFLUENZA VACCINE INFLUVAC®TC

Solvay Pharmaceuticals announced today that it will invest more than EUR 50 million in a new integrated facility for the production of influenza vaccines generated through an innovative cell culture method. The new production unit will be based in Weesp (Netherlands), on Solvay Pharmaceuticals' business site. Building work will start early 2003 and completion is foreseen before the 2005 vaccine production season. The construction of this new facility means a considerable expansion of the Influvac® production capacity, which will be sufficient for European and other markets.

Each year the production of influenza vaccines requires millions of specially bred chicken eggs. Solvay's novel production method uses readily available cells, resulting in a much more flexible and efficient technology. The use of Solvay's MDCK cell line makes it possible to start up vaccine production at any time, independent of the availability of eggs. MDCK is a mammalian cell line that has been used for decades in laboratories all over the world and for the production of veterinary vaccines. Solvay will be the first company using this cell line for the commercial production of human vaccines.

When there is a threat of a worldwide influenza pandemic, this technology makes it possible to react quicker to produce vaccines. Such pandemics have occurred in the past and affected millions of people all over the world. As demonstrated in Hong Kong in 1997, the pandemic threat is very real and in view of this imminent danger the World Health Organization has stressed the urgent need for cell-cultured influenza vaccines.

The research and development of the innovative MDCK cell culture was done in Solvay's own virological laboratories in Weesp, the Netherlands. This new production method is considered to be state of the art technology and is meeting the highest quality demands.

Mr. Sjirk Kok, Manager of the Business Group Influenza, said: "We are very pleased that we can now start building this new factory. This new cell culture technology offers at the moment the only realistic opportunity to face both influenza epidemics and pandemic situations. It is also an important step in enabling us to respond to the growing market demand for influenza vaccines in Europe and elsewhere in the world".

SOLVAY PHARMACEUTICALS is the second largest producer of influenza vaccines in Europe. Solvay Pharmaceuticals will continue the manufacturing of its egg-based vaccine Influvac®, which is sold in more than 40 countries with an expected turnover of around 65 MEUR in 2002.

SOLVAY is an international chemical and pharmaceutical Group with headquarters in Brussels. It employs about 31,400 in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion, generated by its four sectors of activity: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed in the Euronext 100 index of top European companies. For further information please consult: www.solvay.com and www.solvaypharmaceuticals.com.

For further information please contact :
Solvay: Martial Tardy, telephone: +32 2 509 7230
Solvay Pharmaceuticals: Dr Sjirk Kok, telephone: +31-294-477221
Solvay Pharmaceuticals: Dr Puck Bossert, telephone: +31-294-477460, mobile: +31 6 53 165042

Note to the Editor:

Three influenza pandemics hit the world in the 20th century: in 1918, 1957 and 1968. Millions of people lost their lives in the course of these. New influenza viruses that are easily transmitted among humans may emerge anywhere, at any time. According to the World Health Organization (WHO) the next influenza pandemic is inevitable. Recently the WHO has taken the global lead in urging countries to develop pandemic preparedness plans, and also the European Commission has taken a similar initiative for the European Community.
At the First European Influenza Conference in October 2002 in Malta, Dr. Jeroen Medema of Solvay Pharmaceuticals showed data predicting for such a pandemic a potential 2% mortality rate, indicating that up to 7.6 million people might die in Europe alone. He also indicated that a more rapid availability of vaccines would save many lives in the event of a pandemic.
Current production cycles are designed to release product in time for annual vaccination campaigns – which take place before the winter season starts. However, experience shows that a pandemic virus does not follow normal seasonal rules. Furthermore pandemic vaccine requirements would outweigh current production volumes. A significant increase in production capacity to ensure an adequate level of pandemic vaccine supply is consequently required.
The MDCK Cell culture-based manufacturing technology developed by Solvay Pharmaceuticals contributes to higher levels of pandemic preparedness, thanks to greater flexibility and rapid start up of production compared with current egg-based manufacturing methods.

Ce communiqué de presse est également disponible en français - Dit persbericht is ook in het Nederlands beschikbaar

82-2691

SOLVAY

PRESS RELEASE

Press contact Tel. : 32/2/509 72 30
e-mail : martial.tardy@solvay.com
Investor Relations Tel. : 32/2/509 60 16
e-mail : investor.relations@solvay.com
Internet : http://www.solvay.com

Embargo: December 13, 2002 at 8:30 AM (Brussels time)

SOLVAY WRAPS UP ACQUISITION OF AUSIMONT; COMPLIES WITH EUROPEAN COMMISSION REQUESTS

Degussa acquires Ausimont's H_2O_2 and Persalts activities in Bussi (Italy)

Solvay and Degussa reached an agreement whereby Degussa will acquire the H_2O_2 and Persalts activities of Ausimont, a 100% Solvay subsidiary, in Bussi, Italy.

The transaction announced today was initiated in response to the regulatory authorities' divestiture requests which arose from Solvay's acquisition of Ausimont earlier this year. More specifically, in April 2002, the European Commission requested Solvay to sell:

- Ausimont's persalts business in Bussi, which includes a 50% shareholding in MedAvox, a joint venture with Degussa; and
- Ausimont's hydrogen peroxide activities in Bussi.

The European and United States competition authorities had also requested Solvay to divest its polyvinylidene fluoride (PVDF) activities in Decatur (United States, Alabama). The sale of these activities to Dyneon was announced last August (see press release of August 27, 2002).

These divestments, which will become effective after final approval by the competition authorities, mark the successful conclusion of Solvay's acquisition of Ausimont, which was the largest transaction in the Group's history – and from which Solvay has emerged as a global leader in fluorinated specialties.

The financial terms of the sale of H_2O_2 and Persalts activities to Degussa will not be disclosed.

Degussa intends to merge these activities into the MedAvox structure, which will consequently be a 100% Degussa subsidiary with an annual turnover of EUR 50 million and 100 employees.

Ausimont's H_2O_2 production activities in Bitterfeld (Germany) are not affected by this transaction and will stay within the Solvay Group. The Bitterfeld facility, which has an annual production capacity of 50 kilotons, is contributing to the development of Solvay's activities on the growing H_2O_2 market in Central and Eastern Europe.

Upon completion of the transaction with Degussa, Solvay will remain a global leader on the H_2O_2 and Persalts markets.

SOLVAY is an international chemical and pharmaceutical group with headquarters in Brussels. It employs some 31,400 people in 50 countries. In 2001 its consolidated sales amounted to EUR 8.7 billion generated by its four sectors of activity: Chemicals, Plastics, Processing and Pharmaceuticals. Solvay is listed on the Euronext 100 index of top European companies. Details are available at www.solvay.com.

With sales of EUR12.9 billion and a workforce of some 53,400, **DEGUSSA** is Germany's third-largest chemical company and world market leader in specialty chemicals. In fiscal 2001, the corporation generated operating profits (EBITA) of more than EUR1 billion.

For further information please contact :
Martial Tardy
SOLVAY S.A. Headquarters
Tel: ++32 2 509 72 30
E-mail: martial.tardy@solvay.com